                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._______)*

                                  NOVAVAX, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class Of Securities)


                                    670002104
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                                 (CUSIP Number)


                                 LINDA M. CROUCH
                      BAKER, DONELSON, BEARMAN & CALDWELL
                              207 MOCKINGBIRD LANE
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 975-7623
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          (Name, Address and Telephone Numbers of Person Authorized to
                      Receive Notices and Communications)

                                December 19, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  670002104                                                      PAGE 2
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1.       Names of Reporting Persons. S.S. or          King Pharmaceuticals, Inc.
         I.R.S. Identification Nos. of Above          54-1684963
         Persons
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2.       Check the Appropriate Box if a Member        (a)
         of a Group (See Instructions)                --------------------------
                                                      (b)
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)           WC
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5.       Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization         Tennessee
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Number of Shares      7.     Sole Voting Power         2,000,000
Beneficially          ----------------------------------------------------------
Owned by Each         8.     Shared Voting
Reporting Person             Power                     0
with                  ----------------------------------------------------------
                      9.     Sole Dispositive          2,000,000
                             Power
                      ----------------------------------------------------------
                      10.    Shared Dispositive
                             Power                     0
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11.       Aggregate Amount Beneficially Owned          2,000,000
          by Each Reporting Person
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12.       Check if the Aggregate Amount is
          Row (11) Excludes Certain Shares (See
          Instructions)
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13.       Percent of Class Represented by Amount       9.26%
          in Row (11)
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14.       Type of Reporting Person (See                CO
          Instructions)
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

ITEM 1. SECURITY AND ISSUER.

        The title and class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Novavax, Inc., a Delaware corporation (the "Issuer"), which is issuable upon conversion of the Issuer's 4% Convertible Senior Note (the "First Note"). The Issuer's principal executive offices are located at 8320 Guilford Road, Suite C, Columbia, Maryland 21046.


        The First Note is presently convertible into 2,000,000 shares of the Common Stock (the "Conversion Shares") by King Pharmaceuticals, Inc., a Tennessee corporation ("King"), subject to adjustment under certain circumstances as provided in the Investor Rights Agreement between the Issuer and King dated as of December 19, 2000 (the "Investor Rights Agreement").

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c) and (f). King is the entity filing this Schedule 13D and its principal business address and principal office address is 501 Fifth Street, Bristol, Tennessee 37620. King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

        Each executive officer and each director of King is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and incorporated herein by reference.

        Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of King.

        (d) and (e). King has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source and amount of funds from this transaction were provided and will be provided from King's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

        King purchased the First Note, in the principal amount of $20 million, from the Issuer pursuant to a Note Purchase Agreement between the Issuer and King dated as of December 19, 2000 (the "Note Purchase Agreement") in a private transaction for investment purposes. The maturity date of the First Note is December 19, 2007. The First Note is convertible at any time into the Conversion Shares.

        Pursuant to the Note Purchase Agreement, King has also agreed to purchase a second senior convertible note (the "Second Note" and collectively with the First Note, the "Convertible Notes"). The Second Note will be in the principal amount of $5 million and, except as described in this Schedule 13D, will have substantially the same terms as the First Note. Based on the Conversion Price currently in effect with respect to the First Note, the Second Note will initially be convertible into 500,000 shares of the Common Stock. King will have the right to purchase the Second Note at any time upon 20 days notice to the Issuer. King is required to purchase the Second Note when the United States Food and Drug Administration (the "FDA") has accepted for filing the Issuer's New Drug Application for its topical transdermal estrogen replacement therapy, ESTRASORB(TM), all subject to the terms and conditions of the Note Purchase Agreement. The Issuer has advised King that it expects to file the New Drug Application for ESTRASORB(TM) sometime in



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in the first half of 2001.

        Pursuant to the Investor Rights Agreement, the Convertible Notes are subject to mandatory redemption upon 30 days notice by the Issuer at any time after January 1, 2005 at 102%, 101% and 100% of the principal amount thereof, plus accrued and unpaid interest in years 2005, 2006 and 2007, respectively. The Issuer must also offer to purchase the Convertible Notes from the holder in the event of a change in control of the Issuer at 101% of the principal amount thereof plus accrued and unpaid interest.

        Pursuant to the Investor Rights Agreement, the Issuer has granted to the holder of the Convertible Notes certain anti-dilution rights. At the closing of the purchase of the First Note, the initial conversion price (the "Conversion Price") was $10.00. The initial Conversion Price of the Second Note will be the Conversion Price of the First Note on the date the Second Note is issued to King. The Conversion Price will be adjusted whenever the Issuer is deemed to have issued or sold any shares of the Common Stock for a consideration per share that is less than the Conversion Price that is in effect immediately prior to any such issuance or sale. Other events which may result in changes to the Conversion Price include the issuance of rights or options, the issuance of convertible securities, changes in option prices or conversion rates of convertible securities, the expiration of options and the failure to exercise convertible securities, among other things. If at any time between January 1, 2002 and December 31, 2004, the closing price of the Common Stock exceeds 180% of the Conversion Price then in effect for at least 30 trading days in any period of 45 consecutive trading days, the Issuer may, within 20 business days after the end of such 45 day period, require the holder to convert the Convertible Notes into Common Stock at the Conversion Price in effect on the day of the conversion.

        Subject to the terms and conditions set forth in the Convertible Notes, if the average closing price of the Convertible Notes exceeds the initial Conversion Price, the Issuer will have the option of paying one-half of the interest due under the Convertible Notes in the form of Common Stock.

        King has no current plans to dispose of the shares of Common Stock issuable upon the conversion of or as interest payments on the Convertible Notes. However, King in the future may dispose of such shares or other shares of Common Stock in the market, in privately negotiated transactions or otherwise.

        Pursuant to the Investor Rights Agreement, if at any time the Issuer grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock, then each holder of the Convertible Notes will have the same rights on an as-if-converted basis. The Issuer has also agreed that, prior to the consummation of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Issuer's assets or other transaction in which holders of the Common Stock are entitled to receive stock, securities or assets with respect to or in exchange for their Common Stock (an "Organic Change"), the Issuer will take whatever action is necessary to insure that the holders of the Convertible Notes shall thereafter have the right to acquire or receive such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Convertible Notes immediately prior to such Organic Change.

        Pursuant to the Investor Rights Agreement, if the FDA shall not have accepted for filing the Issuer's New Drug Application for ESTRASORB(TM) prior to June 1, 2002, then the holder of the Convertible Notes may accelerate the maturity of up to $5 million of the outstanding principal amount under the Convertible Notes. Without the prior consent of the holders of a majority of the Convertible Notes, the Common Stock issued or issuable upon the conversion of the Convertible Notes and any securities issued with respect to the foregoing securities (collectively, the "Purchaser Securities"), the Issuer is restricted under the Investor Rights Agreement from taking certain actions. These actions include, without limitation and subject to specified exceptions, the incurrence of indebtedness in excess of $1.5 million; the creation of certain liens; the acquisition of any business; the acquisition of assets in excess of $5 million; the entering into the active management or operation of any business that is unrelated to the current business of the Issuer; election to make certain payments in cash rather than Common Stock; the liquidation, dissolution or winding up of the Issuer; the filing of a voluntary petition in bankruptcy or certain other types of reorganization; the adoption of amendments to the certificate of incorporation or bylaws of the Issuer or otherwise take action which could reasonably be expected to affect adversely the rights of holders of the Convertible Notes.

        Under the Investor Rights Agreement, King has certain rights relating to the Issuer's board of directors for so long as King and its affiliates collectively hold a majority of the Purchaser Securities. King is entitled to designate a board observer who shall be entitled to receive notice of any meeting or any proposed action by written consent of the Issuer's board of directors and shall be entitled to attend any meeting of the Issuer's board of directors.

        The Convertible Notes contain customary events of default. In the event of a default on the Convertible Notes, the Issuer will take action to increase the size of its board of directors by one (1) member and to have a designee of King



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
appointed to the Issuer's board of directors for so long as the event of default is continuing. King's rights relating to the Issuer's board terminate upon a change of control of King.

        Pursuant to the Investor Rights Agreement, King also has certain information and inspection rights. Among other things, the Issuer is required to deliver to King annual audited financial reports, quarterly unaudited financial reports, certain budgets and business plans, copies of all filings with the Securities and Exchange Commission or any stock exchange, copies of press releases and copies of all financial statements, proxy statements, reports and any other general written communications sent by the Issuer to its stockholders. King will be permitted to send a designee to inspect the properties of the Issuer and its subsidiaries. The designee will be permitted to inspect and copy the corporate and financial records of the Issuer and discuss the affairs, finances and accounts of the Issuer with the directors and executive officers of the Issuer and its independent public accountants. King has agreed to maintain the confidentiality of all information obtained by it pursuant to these rights.

        King also obtained an exclusive license from the Issuer to use its proprietary cell line to develop and potentially commercialize recombinant human papillomavirus (HPV) virus-like particle (VLP) vaccines. The Issuer and King are currently working together on manufacturing HPV-16 VLP vaccines being evaluated by the National Cancer Institute in clinical trials.

        Pursuant to the license agreement, King has an exclusive worldwide license to develop, manufacture and market HPV-16 VLP vaccines for the prevention and/or treatment of HPV infection, except that the Issuer retains the right to co-market any such product in the United States, including Puerto Rico. King will pay the Issuer during the term of the license a royalty based on 17% of any net sales, less cost of goods, of any HPV product successfully developed under the license agreement. The term of King's license will continue for so long as the Issuer's related cell line technology remains proprietary to the Issuer, including pursuant to any existing patent or patent protection that must be sought under the terms of the license agreement.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

        (a) The calculations in this Item are based upon 21,590,573 shares of Common Stock issued and outstanding as of December 12, 2000 (based on disclosures made by the Issuer in the Note Purchase Agreement and including the 2,000,000 Conversion Shares. For purposes hereof, King is now the beneficial owner of 2,000,000 Conversion Shares, issuable upon the exercise of the First Note, comprising 9.26% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

        (b) King is the sole owner of the First Note and, upon any exercise of the First Note, King will also have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all of the underlying Conversion Shares.

        (c) Neither King nor, to King's knowledge, any of its directors or executive officers has effected any transactions in shares of the Issuer's Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

        (d) King affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by King.

        (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Reference is made hereby to Item 4 hereof which is incorporated by reference in this Item 6.

        Pursuant to a Registration Rights Agreement between the Issuer and King dated as of December 19, 2000 (the "Registration Rights Agreement"), the Issuer has agreed to file an initial shelf registration statement with the Securities and Exchange Commission (the "Commission") within ten business days of the closing of the sale of each of the Convertible Notes (the "Initial Shelf Registration Statements"). The Initial Shelf Registration Statement to be filed after the closing of the First Note will cover the public offer and sale of the Conversion Shares issued or issuable upon the conversion of the First Note and any additional shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer. The Initial Shelf Registration Statement to be filed after the closing of the Second Note will cover the public offer and sale of the Conversion Shares issued or issuable upon the conversion of the Second Note and any additional shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer. Failure to have an Initial Shelf Registration Statement declared effective by the Commission within 180 days after the issuance of the applicable Convertible Note constitutes an event of default under such Convertible Note.

        Pursuant to Registration Rights Agreement, at any time following the payment of interest in the form of Common Stock, the holders of a majority of the Convertible Notes then outstanding may request that the Issuer file a shelf registration statement with the Commission (the "Top-up Shelf Registration Statements"). The Top-up Registration Statements will cover the public offer and sale of all Common Stock issued or issuable as interest payments on the Convertible Notes and any shares of Common Stock received by the holders with respect to such shares pursuant to a subsequent stock split, stock dividend or other recapitalization of the Issuer.

         Pursuant to the Registration Rights Agreement, the Issuer has also agreed to provide notice to the holders of the Common Stock issued or issuable under Convertible Notes of any proposed filing of a registration statement relating to a public offering of Common Stock for the Issuer's own account or for the account of any other common stockholder. Subject to the terms and limitations set forth in the Registration Rights Agreement, if the Issuer files such registration statement, the Issuer will register any such Common Stock requested to be included in such registration by the holders thereof.

        Pursuant to the Registration Rights Agreement, the Issuer will maintain the effectiveness of each Initial Shelf Registration Statement and each Top-up Shelf Registration Statement until the earlier of the date on which the Common Stock registered thereunder has been sold pursuant to such registration statement or the date such Common Stock may be sold by the holders thereof pursuant to Rule 144(k) under the Securities Act of 1933.

        Except as set forth in this Schedule 13D, neither King, nor to King's knowledge, any of its directors or executive officers have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit                        Description
      -------                        -----------

        1    Convertible Note of Novavax, Inc., dated December 19, 2000

        2 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000

        3 Investor Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000

        4 Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000








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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2000

                                    KING PHARMACEUTICALS, INC.



                                    By: /s/ John M. Gregory
                                        ----------------------------------------
                                        John M. Gregory
                                        Chairman of the Board and
                                        Chief Executive Officer







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                                     ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                           KING PHARMACEUTICALS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. ("King") are set forth below. If no business address is given, the director's or executive officer's business address is 501 Fifth Street, Bristol, Tennessee, 37620. All directors and executive officers listed below are citizens of the United States.

                            Present Principal Occupation or Employment and
Name                        Business Address
---------                   ----------------------------------------------
John M. Gregory             Chairman of the Board and Chief Executive Officer

Jefferson J. Gregory        Director of King and President of King Pharmaceuticals
                            and President of both Parkedale Pharmaceuticals, Inc. and
                            Jones Pharma Incorporated, wholly owned subsidiaries of King

Joseph R. Gregory           Vice Chairman of Operations of the Board and President of Monarch
                            Pharmaceuticals, Inc., a wholly owned subsidiary of King

James R. Lattanzi           Chief Financial Officer

Ernest C. Bourne            Director of King and President of King's International
                            Division

Earnest W. Deavenport       Director of King;
                            Chairman of the Board and Chief Executive Officer of
                            Eastman Chemical Company
                            Eastman Road
                            Kingsport, TN 37660

Frank W. DeFriece, Jr.      Director of King;
                            Serves in various capacities with the Massengill DeFriece
                            Foundation
                            113 Landmark Lane
                            Bristol, TN 37620

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
R. Charles Moyer            Director of King
                            Dean of Babcock Graduate School of Management
                            Wake Forest University - Worrell Center
                            7659 Reynolda Station
                            Winston-Salem, NC 27109

D. Greg Rooker              Director of King;
                            Former President of
                            Family Community Newspapers of Southwest Virginia

Richard C. Williams         Vice Chairman of Strategic Planning of the Board


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                                  EXHIBIT INDEX

      Exhibit                          Description
      -------                          -----------

         1        Convertible Note of Novavax, Inc., dated December 19, 2000

         2 Note Purchase Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000

         3 Investor Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000

         4 Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc., dated as of December 19, 2000